EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Alio Gold Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alio Gold Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of (loss) earnings and comprehensive (loss) income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 18, 2020

We have served as the Company's auditor since 2008.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

For the years ended December 31, 2019, 2018 and 2017

(In thousands of United States dollars)

	Note	2019	2018	2017

Metal revenues	29	$111,541	$104,527	$105,162

Cost of sales (including depreciation and depletion)	8a)	114,260	110,863	74,459

(Loss) earnings from mine operations		(2,719)	(6,336)	30,703

Corporate and administrative expenses	8b)	6,927	12,334	8,637
Exploration expense		842	-	-
Loss on sale of assets	7, 11	783	1,589	-
Impairment of assets	5, 9, 11	124,148	8,963	-

(Loss) earnings from operations		(135,419)	(29,222)	22,066

Other income, net		992	333	370
Finance (expense) income, net	8c)	(2,802)	2,286	1,025
(Loss) gain on derivative contracts	25	(3,804)	14,091	(1,848)
Foreign exchange gain (loss)		58	116	(925)

(Loss) earnings before income taxes		(140,975)	(12,396)	20,688

Income taxes
Current tax (recovery) expense	22	(1,929)	1,713	4,323
Deferred tax (recovery) expense	22	(2,823)	(65)	4,467
		(4,752)	1,648	8,790

(Loss) earnings and comprehensive (loss) income for the year		$(136,223)	$(14,044)	$11,898

Weighted average shares outstanding:
Basic	23	84,872,767	68,456,434	39,409,369
Diluted	23	84,872,767	68,456,434	39,857,243

(Loss) earnings per share:
Basic	23	$(1.61)	$(0.21)	$0.30
Diluted	23	$(1.61)	$(0.21)	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2018 and 2017

(In thousands of United States dollars)

	Note	2019	2018	2017

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(140,975)	$(12,396)	$20,688
Items not affecting cash:
Impairment of assets	5, 9, 11	124,148	8,963	-
Depletion and depreciation	8a)	9,170	8,600	4,641
Share-based payments	8b)	10	894	1,287
Finance expense (income), net	8c)	2,802	(2,286)	(1,025)
Loss on sale of assets	7, 11	783	1,589	-
Unrealized gain on reclamation bonds	12	(693)	-	-
Unrealized (gain) loss on derivative contracts		-	(9,653)	1,854
Other provision revaluation		-	-	141
Unrealized foreign exchange (gain) loss		(275)	29	542
		(5,030)	(4,260)	28,128
Changes in non-cash working capital items:
Trade and other receivables		4,644	(2,694)	(8,870)
Inventories		7,553	(13,108)	(10,889)
Advances and prepaid expenses		(745)	902	298
Trade payables and accrued liabilities		(6,187)	2,934	8,063
Income tax paid		-	(2,167)	(3,660)
Cash provided by (used in) operating activities		235	(18,393)	13,070

INVESTING ACTIVITIES
Expenditures on mineral properties, property, plant and equipment		(9,993)	(14,242)	(22,229)
Expenditures on exploration and evaluation		(5,076)	(15,283)	(16,099)
Proceeds received on equipment sale	11	2,000	-	-
Reclamation bond deposit	12	(809)	-	-
Reclamation bond refund		119	5,086	-
Proceeds from Coeur shares sale, net of transaction costs	7	-	17,815	-
Short-term investments maturity (purchase)		-	20,000	(20,000)
Interest received on short-term investments		-	236	33
Cash acquired in connection with Rye Patch, net of cash consideration paid	6	-	10,943	-
Caballo Blanco Property sale proceeds		-	-	2,500
Cash (used in) provided by investing activities		(13,759)	24,555	(55,795)

FINANCING ACTIVITIES
Repayment of equipment loans payable		(3,223)	(396)	-
Repayment of lease liabilities		(2,178)	-	-
Interest payments on lease liabilities		(714)	-	-
Interest payments on equipment loans and other financial liability		(363)	(55)	-
Interest payments on loan facility		(200)	-	-
Funds received on loan facility, net of transaction costs		14,773	-	-
Proceeds from equipment financing, net of transaction costs		-	2,200	-
Credit facility interest and principal payment		-	(17,254)	(6)
Credit facility amendment fees		-	(165)	-
Proceeds from equity financing, net of transaction costs	21a)	-	-	37,180
Proceeds from warrant and options exercise	21a)	-	-	2,933
Cash provided by (used in) financing activities		8,095	(15,670)	40,107

Effects of exchange rate changes on the balance of cash held in foreign currencies		18	12	215

Decrease in cash and cash equivalents		(5,411)	(9,496)	(2,403)
Cash and cash equivalents, beginning of year		21,978	31,474	33,877
Cash and cash equivalents, end of year		$16,567	$21,978	$31,474

Supplemental disclosure with respect to cash flows (note 24)

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars)

		December 31,	December 31,
	Note	2019	2018

ASSETS
Current
Cash and cash equivalents	16, 24	$16,567	$21,978
Trade and other receivables	9	7,914	13,731
Inventories	10	62,949	64,298
Advances and prepaid expenses		2,717	1,972
Total current assets		90,147	101,979

Non-current inventories	10	-	7,081
Mineral properties, plant and equipment, exploration and evaluation	11	148,877	228,349
Reclamation bonds	12	12,260	10,877
Total assets		$251,284	$348,286

LIABILITIES
Current
Trade payables and accrued liabilities	13	$29,457	$36,484
Current portion of equipment loans payable	14	614	1,342
Current portion of lease liability	15	10,009	-
Other provisions		1,420	1,412
Total current liabilities		41,500	39,238

Equipment loans payable	14	729	3,193
Loan facility	16	14,109	-
Lease liabilities	15	29,375	-
Other financial liability	19	2,500	2,441
Deferred tax liabilities	22	8,670	11,433
Provision for site reclamation and closure	20	35,640	37,630
Other	18, 21c)	150	127
Total liabilities		132,673	94,062

EQUITY
Issued capital		324,360	323,685
Share-based payment reserve		20,549	20,614
Deficit		(226,298)	(90,075)
Total equity		118,611	254,224
Total liabilities and equity		$251,284	$348,286

Commitments and contingencies (note 28)

Events after the reporting period (note 11,  18 and 30)

Approved by the Directors

“Mark Backens”	Director	“David Whittle”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except share numbers)

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2019	Note	84,707,143	$323,685	$20,614	$(90,075)	$254,224
Loss and comprehensive loss for the period		-	-	-	(136,223)	(136,223)
Shares issued on completion of loan facility	16, 21a)	1,286,228	675	-	-	675
Equity settled share-based payments	21b)	-	-	(65)	-	(65)
Balance at December 31, 2019		85,993,371	$324,360	$20,549	$(226,298)	$118,611

Balance at January 1, 2018		44,678,701	$253,491	$19,125	$(76,031)	$196,585
Loss and comprehensive loss for the period		-	-	-	(14,044)	(14,044)
Shares issued to acquire Rye Patch Gold Corp.
Shares, net of share issuance costs	6, 21a)	39,105,365	69,518	-	-	69,518
Share options		-	-	563	-	563
Shares issued to settle other financial liability	19, 21a)	923,077	676	-	-	676
Equity settled share-based payments	21b)	-	-	926	-	926
Balance at December 31, 2018		84,707,143	$323,685	$20,614	$(90,075)	$254,224

Balance at January 1, 2017		35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	11,898	11,898
Shares issued for cash equity financing	21a)	8,062,000	36,438	-	-	36,438
Shares issued on exercise of warrants	21a)	1,000,000	4,141	-	-	4,141
Shares issued on exercise of share options	21a)	53,854	214	(84)	-	130
Equity settled share-based payments	21b)	-	-	892	-	892
Balance at December 31, 2017		44,678,701	$253,491	$19,125	$(76,031)	$196,585

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005, under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 6). Through the acquisition, Alio acquired 100% owned additional subsidiaries: Alio Gold (US) Inc. (formally Rye Patch Gold Corp.), Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine (“Florida Canyon”) in Nevada, US.

In Mexico, the Company, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“Molimentales”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) owns the San Francisco Mine in Sonora, Mexico, and the Ana Paula Property (“Ana Paula” or “Ana Paula Project”), an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 18, 2020.

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 11) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

iii.	Liquidity risk related to the Company’s operations

The Company has a budgeting process to determine the funds required to support operating, capital, and exploration expenditures. The Company has commitments as outlined in note 28 and is managing cash flows to ensure sufficient liquidity. This process is subject to significant estimates and judgements including gold price assumptions, operating performance, and capital project management. The Company anticipates that it will be in compliance with the debt covenants related to the Loan Facility (note 16).

iv.	Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2019. As a result of these impairment indicators, the Company assessed the Florida Canyon Mine, the San Francisco Mine and Ana Paula Project CGUs for impairment and concluded the recoverable value of the San Francisco Mine and Ana Paula Project CGUs was less than its carrying values and an impairment was required (note 5).

v.	Revenue recognition
a.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

b.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

vi.	Business combination

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. (note 6). The Company had concluded that the acquired assets and liabilities of Rye Patch constituted a business and therefore the transaction was accounted for as a business combination in accordance with IFRS 3 - Business combinations.

vii.	Identifying whether a contract includes a lease as a result of adopting IFRS 16 - Leases ("IFRS 16")

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 11), site reclamation and closure provisions (note 20), recognition of deferred tax amounts (note 22) and depreciation and depletion (note 11).

ii.	Depreciation and depletion (note 11)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iii.	Deferred stripping costs (note 11)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property and the life of mining phases. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred and future depreciation and depletion charges.

iv.	Inventories (note 10)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

v.	Recoverable value of mineral properties, plant and equipment, exploration and evaluation assets

Where an indicator of impairment or impairment reversal exists (note 2(d)(iii)), a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, in-situ values of the Company’s exploration and evaluation assets, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves and resources; estimated in-situ values; and discount rates can result in an impairment of the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets.

vi.	Provision for site reclamation and closure (note 20)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs taking into account inflation and discounted at a risk free rate. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

vii.	Current and deferred taxes (note 22)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Equity-settled share-based payments (note 21(b))

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ix.	Contingencies (note 28)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time that require estimation of amounts and probability of outcome. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

x.	Fair value estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

i.	The fair values of identifiable assets acquired and liabilities assumed;
ii.	The fair value of the consideration transferred in exchange for an interest in the acquiree; and,
iii.	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The Company has estimated the fair value of the acquired assets and assumed liabilities of Rye Patch as outlined in note 6.

Estimate of lease terms as a result of adopting IFRS 16 (note 15)

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

d)	Revenue

The Company's primary product is gold. Other metals, such as silver, produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue relating to the sale of metals is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metal.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and the customer has the significant risks and rewards of ownership of the metal.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

e)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of ore in process, finished metal inventory (doré), and operational supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

These inventories are valued at the lower of cost and net realizable value (“NRV”) after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

i.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

ii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iii.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they meet the definition of property, plant and equipment.

f)	Mineral properties, plant and equipment, exploration and evaluation
i.	Mineral property development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depletion and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves forecast to be extracted over the life of the mine and the costs of abandoned properties are written off in the period in which that decision is made by management.

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company includes stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeded the average life of phase strip ratio for that component resulted in deferral of the excess stripping costs as an asset recorded within mineral properties (note 11).

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and,
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company and the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of impairments and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods and rates for the years ended December 31, 2019, 2018 and 2017:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method or straight line method over expected life
Vehicles - right-of-use assets	straight line method over expected life
Mine equipment and buildings	UOP method or straight line method over expected life (2 - 7 years)
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,

•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

h)	Share-based payments
i.	Equity-settled awards

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

ii.	Cash-settled awards

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is charged to earnings or loss. The cash-settled awards are recorded within liabilities until settled. The Company offers cash-settled awards (Deferred Share Units (“DSU”), Restricted Share Units (“RSU”), and Performance Share Units (“PSU”)) to certain employees and Directors of the Company.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Deferred share units

Under the DSU plan, each DSU has the same value as one common share listed on the TSX. DSUs will be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Restricted share units

Under the RSU plan, selected employees are granted RSUs where each RSU has a value equal to one common share listed on the TSX. RSUs fully vest at the end of three years and settle in cash at that time.

A liability for the RSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

Performance share units

Under the PSU plan, selected employees are granted PSUs. PSUs fully vest at the end of a performance period and settle in cash at that time. Vesting, and therefore the liability, is based on the achievement of performance goals and target settlement.

The value of each PSU reflects the value of a common share listed on the TSX and the expected target settlement percentage which is dependent on the underlying share’s relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PSUs is determined with reference to the closing stock price at each revaluation date multiplied by the target settlement percentage which is estimated using a Monte Carlo valuation model.

A liability for the PSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

i)	Share purchase warrants
i.	US dollar denominated

US dollar denominated share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded in equity.

ii.	Canadian dollar denominated

Share purchase warrants are classified as a warrant liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in earnings or loss as finance expense.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

j)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

k)	Financial Instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

l)	Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 3. The Company's financial assets at FVTPL include the reclamation bonds (note 12).

m)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

n)	Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

o)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

p)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

q)	Taxes
i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.	Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

r)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

s)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

New and amended IFRS standards that are effective for the year ended December 31, 2019

Leases

Adoption

On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective approach, in accordance with the transitional provisions in IFRS 16. This did not have a material impact on the Company’s financial statements with the exception of additional disclosures included in notes 8, 11 and 15 regarding assets, liabilities, and expenses recognized in the period in connection with leases.

The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognised in equity as an adjustment to the opening balance of retained earnings for the current period. There was $nil impact to opening retained earnings with the Company’s adoption of IFRS 16. Prior periods have not been restated.

The Company also used the following practical expedients to account for leases at January 1, 2019:

•

Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in operating expenses.

•

Applied a single discount rate to a portfolio of leases with similar characteristics. Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019 and adjusted the right-of-use asset by this amount. Excluded initial direct costs when measuring the lease asset. Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

•

These policies apply to contracts entered into or changed on or after January 1, 2019. A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration.

•

The Company has elected not to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019. At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

•

Instead of performing an impairment review on the right-of-use assets at the date of initial application, the Company has relied on its historic assessment as to whether leases were onerous immediately before the date of initial application of IFRS 16.

•

For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application.

•	On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognised under IFRS 16 was 10%.

The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

As a result of the initial application of IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized right-of-use assets and lease liabilities of $557 as at January 1, 2019. The determination was based on having operating lease commitments of $557 at December 31, 2018. The impact on IFRS 16 inception was a $nil change in deficit.

Following adoption, the IFRS 16 policies apply to contracts entered into or changed on or after January 1, 2019. A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration.

Identification

For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

To apply this definition the Company assesses whether the contract meets two key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company; and
•

the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract the Company has the right to direct the use of the identified asset throughout the period of use.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

The Company assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable. The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

The right-of-use assets are recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the right-of-use asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at January 1, 2019, of 10%. Associated right-of-use for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other lease assets were measured at the amount equal to the lease liabilities. The right-of-use assets were adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at December 31, 2018. The provision for onerous lease contracts recognized as at December 31, 2018, was also adjusted to the lease asset at the date of initial application.

On adoption of IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement and did not identify any leases which qualify for recognition under IFRS 16, except office leases. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

Subsequent treatment

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

Disclosure

On the statement of financial position, right-of-use assets have been included in mineral properties, plant and equipment, and exploration and evaluation (note 11) and lease liabilities (note 15) and have been presented separately.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2019. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective and have not been early adopted by the Company. The Company is currently assessing the impact of these standards:

a)	Amendments to IAS 1 - Presentation of financial statements (“IAS 1”) and IAS 8 - Accounting policies, changes in accounting estimates and errors (“IAS 8”)

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application permitted.

b)	Amendments to references to the conceptual framework in IFRS standards

Together with the revised conceptual framework, which became effective upon publication on March 29, 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to various IFRS standards.

The amendments are effective for annual periods beginning on or after January 1, 2020, with early application permitted.

5.	IMPAIRMENT OF ASSETS

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. Through the Company’s assessment during the year ended December 31, 2019, it was determined that indicators of impairment were identified. During the years ended December 31, 2018 and 2017, there were no indicators of impairment.

A total impairment charge of $114,265 has been recognized in the year ended December 31, 2019, to write down the San Francisco Mine and Ana Paula Property to their estimated recoverable values.

a)	San Francisco Mine

The Company identified the following indicators of impairment during the year ended December 31, 2019:

•	Sustained market capitalization deficiency of the Company;
•	Sustained losses from mining operations at the San Francisco Mine; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

Due to the significant changes to the San Francisco Mine plan, which foresaw a curtailment of mining operations with the mine being placed on care and maintenance until economic conditions improve, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment charge related to the San Francisco Mine in the amount of $39,467 to reduce the exploration and evaluation assets, mineral property, and plant and equipment value to its recoverable amount.

Mineral properties, plant and equipment

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal (“FVLCD”) estimated utilizing expected proceeds of disposal (note 30), using management’s best estimate of the recoverable value.

The Company revised its estimate in the year ended December 31, 2019, based on changes to the estimated FVLCD and recognized an impairment charge in the amount of $37,035 to reduce the mineral property, and plant and equipment value to its estimated recoverable amount of $8,166. The impairment charge includes $11,633 of the previously capitalized deferred stripping costs. Management’s estimate of the FVLCD is classified as Level 3 in the fair value hierarchy.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Exploration and evaluation

The change in the San Francisco Mine plan has resulted in the Company changing its areas of exploration focus. As a result, an impairment charge was recognized on capitalized exploration assets related to the San Francisco Mine for a total of $2,432.

Ore in process inventory

Based on the expected recoveries from residual leaching of the ore tonnes stacked on the leach pads at the San Francisco Mine, the Company has determined a revised estimate of the recoverable gold ounces contained in leach pad inventory and the costs to complete the inventory. The revised estimate of recoverable gold ounces is less than previous projections which resulted in an impairment charge of $9,545 against the ore in process inventory. This impairment charge was allocated to the cost of sales between the change in inventories and depletion and depreciation balances (note 8(a)).

b)	Ana Paula Property

The Company identified the following indicator of impairment during the year ended December 31, 2019:

•	Sustained market capitalization deficiency of the Company; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the exploration and development activity at the Ana Paula Property.

The Company determined that significant changes in the planned exploration and development activity resulted in an indicator of impairment. A detailed assessment was completed on the recoverable value of Ana Paula and related assets based on various sources of information. The recoverable value of the Ana Paula Property was determined on a FVLCD basis based on external recent comparable market transactions. As a result of this assessment, the Company recognized an impairment charge in the amount of $74,798 to reduce the exploration and evaluation assets, and plant and equipment value, to its estimated recoverable amount of $35,000. Management’s estimate of the FVLCD is classified as Level 3 in the fair value hierarchy.

c)	Other Impairment

During the year ended December 31, 2019, the Company recognized other impairment charges of $4,630 related to the write-down of an income tax receivable (note 9), equipment at the Florida Canyon Mine of $2,253 (note 11), and the El Sauzal Plant of $3,000 (note 11).

During the years ended December 31, 2018 and 2017, the Company recognized other impairment charges related to the El Sauzal Plant of $8,963 and $nil (note 11), respectively.

6.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

In addition to the 39,105,365 common shares issued, each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The 9,508,540 Replacement Warrants and 1,511,800 Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16) per warrant.

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	0.2 - 9.7 years
Annualized volatility	25.4 - 50.4%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.48 ($0.37) per option.

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The total consideration paid totalled $72,055 and has been allocated to the assets acquired and liabilities based on their estimated fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	563
Cash paid	63
Total consideration	$72,055

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	552
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	71,413
Assets held for sale	19,000
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,186)
Other financial liability	(5,000)
Provision for site reclamation and closure	(30,227)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(3,617)
Net assets acquired	$72,055

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018. During the year ended December 31, 2018, the acquisition of Rye Patch contributed revenues of $37,340 and net earnings of $11,035.

Had the business combination been affected at January 1, 2018, pro forma revenues and net loss of the Company for the year ended December 31, 2018, would have been $127,296 and $15,938, respectively.

7.	EXPLORATION PROPERTIES SALE

In connection with the acquisition of Rye Patch in 2018, the Company acquired certain exploration properties comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. These exploration properties were non-core assets of the Company intended for disposal following the acquisition of Rye Patch and accordingly were classified as assets held for sale on acquisition (note 6). On November 19, 2018, the Company sold these exploration and evaluation assets to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”). The Company received total consideration of $19,000, payable in common shares of Coeur valued based on the volume-weighted average stock price for the five-trading day period ending on the third day preceding the closing. The value of shares received measured at their fair market value on November 19, 2018, was $18,782.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2018, the Company recorded a loss on disposal of $1,589, representing the total consideration less the book value of net assets sold and cost on disposal, represented as follows:

Fair value of proceeds
Cash received from disposal of Coeur common shares (1)	$17,815
Book value of net assets sold
Lincoln Hill Project, Wilco Project, Gold Ridge exploration and evaluation costs	(19,263)
Legal and other expenses	(141)
Loss on disposal	$(1,589)
(1)	During the year ended December 31, 2019, the Company incurred a loss on the sale of the Coeur shares of $nil (years ended December 31, 2018 and 2017 - $967 and $nil, respectively).

8.	EXPENSES
a)	Cost of sales

Years ended December 31,
	2019	2018	2017
Costs of mining	$33,359	$57,854	$41,397
Crushing and gold recovery costs	51,474	48,981	32,081
Mine site administration costs	8,482	7,342	5,534
Transport and refining	484	269	253
Royalties	4,101	2,792	527
Change in inventories (1)	7,190	(14,975)	(9,974)
Production costs	105,090	102,263	69,818
Depreciation and depletion (1)	9,170	8,600	4,641
Cost of sales (including depreciation and depletion)	$114,260	$110,863	$74,459

(1)

During the year ended December 31, 2019, the Company impaired $9,545 of ore in process inventory (years ended December 31, 2018 and 2017 - $18,819 and $nil, respectively) due to an adjustment in the estimate of recoverable ounces and the net realizable value of the existing ore in process inventory.

b)	Corporate and administrative expenses

Years ended December 31,
	Note	2019	2018	2017
Salaries (1)		$3,190	$3,770	$3,632
Consulting and professional fees (2)		2,230	5,811	1,956
Share-based payments	21b), 21c)	10	894	1,287
Rent and office costs		548	577	359
Administrative and other		949	1,282	1,403
Corporate and administrative expenses		$6,927	$12,334	$8,637

(1)	During the year ended December 31, 2019, salaries included termination benefits of $226 (years ended December 31, 2018 and 2017 - $728 and $708, respectively).
(2)

During the year ended December 31, 2019, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $nil (years ended December 31, 2018 and 2017 - $2,828 and $nil, respectively).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

c)	Finance expense (income), net

Years ended December 31,
	Note	2019	2018	2017
Accretion of provision for site reclamation and closure and other provisions		$1,258	$907	$250
Interest on lease liabilities	15	1,037	-	-
Interest on equipment loans payable	14	281	90	-
Interest and accretion on other financial liability		209	49	-
Accretion on loan facility	16	47	-	-
Gain on revaluation of warrant liabilities	18	(30)	(2,222)	(1,338)
Interest on credit facility	17	-	822	-
Settlement gain on other financial liability	19	-	(1,932)	-
Offering expense		-	-	57
Interest on equipment financing		-	-	6
Finance expense (income), net		$2,802	$(2,286)	$(1,025)

9.	TRADE AND OTHER RECEIVABLES

		December 31,	December 31,
	Note	2019	2018
Trade receivable		$351	$150
VAT receivable (1)		5,272	9,982
Income tax refund receivable (2)		1,010	3,587
Equipment loan receivable	11	1,000	-
Other receivables		281	12
		$7,914	$13,731

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. During the year ended December 31, 2019, the Company collected $10,557 (years ended December 31, 2018 and 2017 - $13,289 and $8,246, respectively) of the VAT receivable. Subsequent to December 31, 2019, $1,083 of VAT was received by the Company.

(2)

During the year ended December 31, 2019, the Company determined that collection was uncertain and recognized an impairment of $4,630 of the income tax refund receivable (years ended December 31, 2018 and 2017 - $nil).

10.	INVENTORIES

	December 31,	December 31,
	2019	2018
Stockpile	$1,184	$688
Ore in process	54,963	61,612
Finished metal inventory	3,026	4,883
Supplies	3,776	4,196
	62,949	71,379
Less: non-current ore in process	-	7,081
Current portion	$62,949	$64,298

The costs of inventories recognized as an expense, including inventory impairment expense (note 8(a)), for the year ended December 31, 2019, was $101,193 (years ended December 31, 2018 and 2017 - $100,460 and $68,145, respectively) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)(3)	Exploration and evaluation	Total
Cost
At January 1, 2019		$242,662	$156,930	$116,627	$516,219
Expenditures		140	51,941	3,244	55,325
Change in reclamation obligation	20	(3,240)	-	-	(3,240)
Adjustment on initial application of IFRS 16	3	-	557	-	557
At December 31, 2019		239,562	209,428	119,871	568,861
Accumulated depreciation, depletion, disposals and impairment
At January 1, 2019		171,326	107,866	8,678	287,870
Depreciation and depletion		3,355	5,458	-	8,813
Disposals (6)		-	3,783	-	3,783
Impairment (4)(5)	5	26,341	16,864	76,313	119,518
At December 31, 2019		201,022	133,971	84,991	419,984
Carrying amount at December 31, 2019		$38,540	$75,457	$34,880	$148,877

	Note	Mineral properties (1)	Plant and equipment (2)(3)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		8,850	4,658	15,442	28,950
Rye Patch acquisition	6	40,716	30,697	-	71,413
Change in reclamation obligation	20	2,426	-	-	2,426
At December 31, 2018		242,662	156,930	116,627	516,219
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		9,291	5,310	-	14,601
Impairment (4)	5	-	8,963	-	8,963
At December 31, 2018		171,326	107,866	8,678	287,870
Carrying amount at December 31, 2018		$71,336	$49,064	$107,949	$228,349

(1)	At December 31, 2019, mineral properties included deferred stripping costs with a carrying value of $1,596 (December 31, 2018 - $13,229).
(2)	Plant and equipment includes construction-in-progress assets of $9,866 (December 31, 2018 - $1,958).
(3)

For the year ended December 31, 2019, plant and equipment includes right-of-use assets (notes 3 and 15) with a cost basis of $42,270 (December 31, 2018 - $nil) and depreciation expense of $1,019 (years ended December 31, 2018 and 2017 - $nil), resulting in a carrying value of $41,251 (December 31, 2018 - $nil). For the year ended December 31, 2019, the Company incurred $470 of expenses related to short-term and low-value contractual arrangements.

(4)

The El Sauzal Plant had a carrying value of $13,963. During the year ended December 31, 2018, the Company estimates that the fair value of the El Sauzal Plant was $5,000 and recognized an impairment of  $8,963. During the year December 31, 2019, the Company reassessed the carrying value of the El Sauzal Plant and determined that its fair value less cost of disposal based on external market information exceeded its carrying value and recognized an additional impairment charge in the amount of $3,000. Management’s fair value estimate is classified as Level 2 in the fair value hierarchy.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

(5)

During the year ended December 31, 2019, the Company assessed the carrying value of certain equipment at the Florida Canyon Mine for impairment. As a result, the Company recognized an impairment charge in the amount of $2,253 (year ended December 31, 2018 - $nil).

(6)

During the year ended December 31, 2019, Florida Canyon haul trucks were sold with a carrying value of $3,783 for cash consideration of $3,000 resulting in a realized loss of $783. At December 31, 2019, the Company received $2,000 of the sale proceeds. Subsequent to December 31, 2019, the Company received the remaining $1,000.

a)	Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2019
Florida Canyon Mine	$34,736	$71,179	$-	$105,915
San Francisco Mine	3,804	1,402	-	5,206
Ana Paula Project	-	400	34,571	34,971
Other	-	2,476	309	2,785
	$38,540	$75,457	$34,880	$148,877

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2018
Florida Canyon Mine	$41,776	$29,472	$-	$71,248
San Francisco Mine	29,560	13,024	1,634	44,218
Ana Paula Project	-	1,452	106,164	107,616
Other	-	5,116	151	5,267
	$71,336	$49,064	$107,949	$228,349

b)	Mineral properties

The Florida Canyon Mine is located in Nevada, US. Commercial production was declared on January 1, 2018.

The San Francisco Mine is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began at San Francisco in April 2010.

c)	Exploration and evaluation

The Company holds and is exploring a number of mineral properties in the US and Mexico which are included in exploration and evaluation.

i.	Rye Patch properties

The Company has title to the Garden Gate Pass and Panther Canyon claims located in the state of Nevada, US.

ii.	San Francisco Mine properties

The Company has title to the Patricia, Norma, Los Carlos, Pima, TMC, and Dulce claims located in the state of Sonora, Mexico.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

iii.	Ana Paula Project

On May 26, 2015, the Company acquired Newstrike Capital Inc. and its primary asset the Ana Paula Project in Guerrero, Mexico.

d)  Royalties

The Florida Canyon Mine production is subject to two royalties payable to third parties. A 2.5% net smelter royalty (“NSR”) payable to Able & York International Corporation, LLC, and a 3.0% NSR payable to Maverix Metals Inc. (“Maverix”) (note 28).

12.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 6), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company was required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the year ended December 31, 2018, the collateral equivalent was reduced to 10% of the reclamation provision reducing the reclamation bonds by $5,086 which was returned to the Company in cash.

During the year ended December 31, 2019, the reclamation provision was revaluated resulting in an increase to the reclamation bonds by $809.

At December 31, 2019, the reclamations bonds were $12,260 (December 31, 2018 - $10,877). The funds consist of $5,756 cash and cash equivalents, $4,572 fixed income funds, and $1,932 equity funds (December 31, 2018 - $5,431, $3,970, and $1,476, respectively). During the year ended December 31, 2019, interest income and gain on funds were $241 and $452, respectively (year ended December 31, 2018 - $60 and loss on funds of $144, respectively).

13.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2019	2018
Trade payables	$19,531	$24,843
Income taxes payable	257	1,673
Accrued liabilities	6,715	6,407
Deferred revenue	1,229	1,836
Vendor loan	1,725	1,725
	$29,457	$36,484

14. EQUIPMENT LOANS PAYABLE

Haul trucks financing

Upon acquisition of Rye Patch (note 6), the Company assumed an equipment loan payable of $2,431 to Caterpillar Financial Services Corporation (“CAT”). At December 31, 2018, the loan had a remaining term of 33 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and are secured by the underlying equipment (four haul trucks).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2019, the Company paid the remaining principal and outstanding interest on this equipment loan payable.

	December 31,	December 31,
	2019	2018
Balance, opening	$2,035	$-
Recognition of equipment loan payable	-	2,431
Interest	110	90
Payments - principal and interest	(2,145)	(486)
	$-	$2,035
Non-current portion of loans payable	$-	$1,318
Current portion of loans payable	$-	$717

Equipment financing

On December 28, 2018, the Company obtained a $2,500 equipment loan from CAT. The loan term was 36 months and matures on January 1, 2022. The loan bears an annual interest rate of 8.29%. Principal and accrued interest of 12 quarterly installments started on April 1, 2019. A loan fee of $50 was paid upon execution of the agreement. The loan is secured with the underlying mobile equipment at the Florida Canyon Mine.

During the year ended December 31, 2019, the Company paid $450 as an additional principal payment on this equipment loan and applied the loan fee of $50.

	December 31,	December 31,
	2019	2018
Balance, opening	$2,500	$-
Recognition of equipment loan payable	-	2,500
Interest	171	-
Payments - principal and interest	(1,328)	-
	$1,343	$2,500
Non-current portion of loans payable	$729	$1,875
Current portion of loans payable	$614	$625

15.	LEASE LIABILITIES

Equipment Lease

On October 2, 2019, the Company entered into a Master Services Agreement (the “Agreement”) to lease thirteen trucks and three loaders (the “Equipment”) with Caterpillar Financial Services Corporation to be employed at the Florida Canyon Mine site (the “Equipment Lease”).

For each unit of Equipment, the CAT Lease stipulates a monthly service fee based on the hourly fees that will be calculated by multiplying the hourly fee for the applicable hour range by the billed hours as set forth within the Agreement. The monthly fee is variable and based on the actual usage of hours for each unit of Equipment. Should the actual monthly hours be less than the minimum monthly hours contracted for a given month, then the difference in hours will be tracked as credit hours (“Credit Hours”) to be applied in future months when the actual monthly hours exceed the minimum monthly hours. The hourly fees are comprehensive and include the lease charge, service fees and the financing components.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The Agreement is for a maximum 72-month term based on the minimum hours of usage. The Company anticipates using the Equipment for greater hours than the minimum and therefore anticipates an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased through a buyout price for $1,986.

The Company applied IFRS 16 to the valuation of the Equipment Lease (note 3). As at December 31, 2019, all units were in service.

The value of the Equipment Lease was projected using the estimated cash flows, based on Hourly Fees, over the estimated five year term of the lease. A discount rate of 10% was used to determine the imputed interest, as it corresponds to the Company’s incremental borrowing rate.

The initial recognition of the value of the Equipment Lease was deemed as $41,713.

The Equipment is to be amortized straight line over the life of the mine to estimated net recoverable value of $500. For the year ended December 31, 2019, the Company recorded depreciation of $846 (December 31, 2018 - $nil).

December 31,
2019
Balance, opening	$-
Initial recognition of lease liability	41,713
Interest	1,037
Change in estimated cash flows and assumptions	14
Payments - principal and interest	(3,764)
$39,000
Non-current portion of Equipment Lease liability	$29,158
Current portion of Equipment Lease liability	$9,842

Office leases

The Company has two office leases. At December 31, 2019, current and long-term lease liabilities were $167 and $217, respectively (December 31, 2018 - $nil and $nil, respectively).

16.	LOAN FACILITY

On November 14, 2019, the Company entered into a three-year, $15,000 loan facility (the “Loan  Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott” or the “Lender”) to fund construction of leach pad expansion at Florida Canyon Mine. The Loan Facility has a maturity date of October 31, 2022, with eight equal quarterly repayments of the principal balance commencing on January 31, 2021, requiring monthly interest payments based on an interest rate of 8% plus the greater of three-month London Inter-bank Offered Rate (“LIBOR”) or 2%. Proceeds are to be solely used for the payment of Sprott fees and expenses, payments related to the leach pad expansion, and other purposes approved by the Lender. Additionally, the Company issued 1,286,228 common shares valued at C$895 ($675) related to the closing of the facility which are included in transaction costs. Other transaction costs incurred by the Company were $263 and are amortized over the life of the Loan Facility.

The Agreement stipulates that the Company complies with certain financial covenants:

•	Minimum cash balance of $3,000; and,
•	Minimum working capital ratio of 1.15, as defined as currents assets, including 80% of ore in process inventory, less current liabilities, excluding the Loan Facility.

As at December 31, 2019, the Company was in compliance with these covenants.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2019, capitalized interest and accretion expense on the Loan Facility was $200 and $47, respectively (year ended December 31, 2018 - $nil and $nil, respectively). Interest is capitalized until the leach pad expansion is complete.

During the year ended December 31, 2019, funds paid for leach pad expansion totalled $6,457. At December 31, 2019, funds remaining for the FCMI leach pad expansion were $8,389.

17.	CREDIT FACILITY

Upon acquisition of Rye Patch (note 6), Rye Patch and FCMI had a $27,000 credit facility (“MacQuarie Credit Facility”) with Macquarie Bank Limited (“MBL”), of which $16,562 was owing on the Closing Date. The Credit Facility accrued interest at LIBOR plus 8% per annum and was payable on demand.

During the year ended December 31, 2018, the Company repaid the $16,562 outstanding balance of the Credit Facility. Following the repayment, there was no outstanding debt balance owing to MBL and the Credit Facility was terminated.

During the year ended December 31, 2019, interest expense was $nil (year ended December 31, 2018 - $822).

18.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (income), net (note 8(c)).

			Warrants Outstanding at
Issuance (1)	Expiry Date	Exercise Price	December 31, 2019	December 31, 2018
Rye Patch replacement warrants (2)	January 31, 2020	C$2.71 ($2.09)	147,692	147,692
Rye Patch replacement warrants (2)	January 31, 2020	C$3.44 ($2.65)	7,384,656	7,384,656
Rye Patch replacement warrants	July 28, 2021	C$2.98 ($2.30)	1,198,119	1,198,119
			8,730,467	8,730,467

(1)	Replacement warrants issued with the acquisition of Rye Patch (note 6).
(2)	Subsequent to December 31, 2019, 7,532,348 warrants expired unexercised.

As at December 31, 2019, the warrant liability was revalued to $nil (December 31, 2018 - $30) using a Black-Scholes option pricing model based on the following assumptions:

	December 31,	December 31,
	2019	2018
Risk-free interest rate	1.6%	1.9%
Expected life of warrants	0.1 - 1.6 years	0.2 - 3.2 years
Annualized volatility	31.3 - 33.3%	25.9 - 45.7%
Dividend rate	0.0%	0.0%

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the years ended December 31, 2019, 2018 and 2017, the Company recognized the following gain (loss) on revaluation of the share purchase warrant liabilities (note 8(c)):

Years ended December 31,
	2019	2018	2017
Warrants issued through Rye Patch acquisition	$30	$1,628	$-
Bought deal November 30, 2016	-	304	930
Bought deal July 20, 2017	-	290	495
Private placement October 19, 2015	-	-	(87)
	$30	$2,222	$1,338

19.	OTHER FINANCIAL LIABILITY

Upon acquisition of Rye Patch (note 6), the Company assumed a Share Purchase Agreement dated May 24, 2016, (the “ADM Agreement”) relating to the sale by the parties thereunder (the “ADM Parties”) of the shares in FCMI and certain outstanding obligations of Rye Patch relating to such sale. Under the ADM Agreement, Rye Patch was required to make certain payment obligations upon the occurrence of certain events including a change of control of Rye Patch.

The payment obligations consisted of the Company being required (i) to pay to the ADM Parties $5,000, plus interest, the settlement of which could take the form of either $5,000 cash or a $2,500 cash payment and $2,500 of common share issuance, and (ii) will incur interest at 4% per annum for the first year and 9% per annum thereafter. Upon acquisition of Rye Patch, the other financial liability had a fair value of $5,000.

During the year ended December 31, 2018, the Company settled the other financial liability to the ADM Parties agreeing to pay the following consideration:

•	Issued 923,077 of the Company’s common shares at C$0.95 ($0.73) valued at C$877 ($676);
•

Issued an unsecured promissory note (the “Note”) for $2,500 payable in five years. The Note bears interest that is payable quarterly at a rate of 4% per annum until the first anniversary of the Note and 9% per annum until the maturity date of the Note. The Company has the right to repay the Note at any time without penalty. The Note has an amortized cost of $2,392 and is accreted to face value over its term using annual effective interest rate at 9.18%; and,

•

Issued 2,307,692 share purchase warrants entitling the ADM Parties to purchase 1,107,692 common shares of the Company at a strike price of $3.25, with an expiry date of October 10, 2020. As at December 31, 2019 and 2018, 2,307,692 of these warrants were outstanding. The weighted average grant date fair value of the share purchase warrants was $nil.

As a result of the agreed settlement, the Company recorded a gain of $1,932 (note 8(c)).

During the year ended December 31, 2019, interest expense was $128 (December 31, 2018 - $49).

20.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at January 1, 2018	$4,101
Addition of Florida Canyon Mine at the Closing Date	30,227
Accretion of discounted cash flows	876
Change in estimated cash flows and assumptions	2,426
Balance at December 31, 2018	$37,630
Accretion of discounted cash flows	1,250
Change in estimated cash flows and assumptions	(3,240)
Balance at December 31, 2019	$35,640

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2019, the Company completed its annual reassessment of the provision for site reclamation and closure based on independent technical reports. As a result of this reassessment, the provision was decreased by $3,240 (December 31, 2018 - $663). During the year ended December 31, 2018, due to the Rye Patch transaction, the change in estimated cash flows was increased by $3,089 as a result of applying the US dollar risk free discount rate of 2.93% subsequent to the acquisition.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the Florida Canyon Mine is $30,604 (December 31, 2018 - $33,921). The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Mine is $6,104 (December 31, 2018 - $5,840).

The cash flows have been inflated by a weighted average rate of 2.39% (December 31, 2018 - 2.65%) and discounted using the weighted average pre-tax risk-free rate of 2.85% (December 31, 2018 - 3.78%). The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

21.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

During the year ended December 31, 2019, the Company issued 1,286,228 common shares valued at C$895 ($675) related to the finalization of the Loan Facility agreement (note 16).

During the year ended December 31, 2018, the Company had the following common share transactions:

•	The Company issued 39,105,365 common shares valued at C$89,942 ($69,771) to acquire Rye Patch (note 6). Transactions costs related to the share issuance was C$327 ($253).
•	The Company issued 923,077 common shares valued at C$877 ($676) to settle the other financial liability (note 19).

During the year ended December 31, 2017, the Company had the following common share transactions:

•	The Company closed a bought deal financing and issued 8,062,000 common shares for gross proceeds of C$49,380 ($39,237), with transaction costs allocated to the equity component of C$3,523 ($2,799).
•	The Company issued 1,000,000 common shares valued at C$5,170 ($4,141) upon exercise of private placement warrants.
•	The Company issued 53,854 common shares valued at $214 upon exercise of share options.

At December 31, 2019, there were 85,993,371 issued and outstanding common shares (December 31, 2018 and 2017 - 84,707,143 and 44,678,701, respectively). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Share option transactions and the number of share options outstanding during the years ended December 31, 2019, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2017	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,284,845	2.99
Granted for acquisition of Rye Patch (note 6)	1,511,800	4.52
Forfeited	(1,907,993)	3.44
Outstanding at December 31, 2018	3,023,502	6.14
Granted	2,079,554	0.96
Expired	(179,430)	13.82
Forfeited	(1,728,836)	3.68
Outstanding at December 31, 2019	3,194,790	3.67
Exercisable at December 31, 2019	1,225,836	7.68

Share options outstanding and exercisable at December 31, 2019, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
0.78 - 3.00	2,134,664	1.21	4.44	316,305	2.63	3.70
3.01 - 5.00	303,186	3.36	2.54	189,523	3.40	2.16
5.01 - 10.00	622,840	7.16	1.65	585,908	7.28	1.58
10.01 - 31.40	134,100	27.39	1.52	134,100	27.39	1.52
	3,194,790	3.67	3.59	1,225,836	7.68	2.21

The fair value of share options recognized as a recovery during the year ended December 31, 2019, was $65 (years ended December 31, 2018 and 2017 - expense of $926 and $892, respectively) (note 8(b)).

The weighted average grant date fair value of options granted during the year ended December 31, 2019, was C$0.38 ($0.29) (years ended December 31, 2018 and 2017 - C$1.30 ($1.03) and C$3.07 ($2.36), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2019, 2018 and 2017:

Years ended December 31,
	2019	2018	2017
Risk-free interest rate	1.5%	2.2%	1.2%
Expected life of options	4.5 years	4.5 years	4.5 years
Annualized volatility	43.3%	47.4%	75.4%
Forfeiture rate	2.2%	2.2%	2.2%
Dividend rate	0.0%	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

c)	Share-based compensation

The Board of Directors approved grants of deferred share units, restricted share units, and performance share units under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090
Granted	222	501	322	769	322	791
Forfeited	-	-	(138)	(147)	(121)	(134)
Change in value	-	(634)	-	(962)	-	(1,747)
At December 31, 2018	335	$282	359	$303	376	$-
Granted	300	232	353	272	302	233
Exercised	(118)	(92)	-	-	-	-
Forfeited	-	-	(333)	(238)	(323)	(34)
Change in value	-	(20)	-	(42)	-	(4)
At December 31, 2019	517	$402	379	$295	355	$195

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At December 31, 2019, the carrying amount of DSUs outstanding and included in accrued liabilities was $288 (December 31, 2018 - $266). For the year ended December 31, 2019, share-based payments expense related to the DSUs was $22 (years ended December 31, 2018 and 2017 - $77 and $189, respectively) (note 8(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At December 31, 2019, the carrying amount of the RSUs outstanding and included in other liabilities was $84 (December 31, 2018 - $97). For the year ended December 31, 2019, share-based payments recovery related to the RSUs was $13 (years ended December 31, 2018 and 2017 - expense of $33 and $64, respectively) (note 8(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At December 31, 2019, the carrying amount of the PSUs outstanding and included in other liabilities was $66 (December 31, 2018 - $nil). For the year ended December 31, 2019, share-based payments expense related to the PSUs was $66 (years ended December 31, 2018 and 2017 - recovery of $142 and expense of $142, respectively) (note 8(b)).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

22.	INCOME TAXES
a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes.

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2019, 2018 and 2017:

Years ended December 31,
	2019	2018	2017
(Loss) earnings before income taxes	$(140,975)	$(12,396)	$20,688
Combined Canadian federal and provincial income tax rates	27.0%	27.0%	26.0%
Expected income tax (recovery) expense	(38,063)	(3,347)	5,379
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	(3,526)	(1,341)	748
Non-deductible expenses and Mexico inflation adjustments	640	244	(199)
Foreign exchange	(2,507)	4,733	(1,925)
Change in prior year estimates	4,257	196	-
Mexican special mining duty	(1,126)	1,020	1,105
Withholding taxes	837	670	424
Non-deductible impairment charges on mineral properties	14,537	-	-
Change in unrecognized deferred income tax assets	19,313	(147)	2,243
Other	886	(380)	1,015
Income tax (recovery) expense	$(4,752)	$1,648	$8,790

b)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2019 and 2018, are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Provision for site reclamation and closure	$3,038	$5,466
Non-capital losses	4,389	6,017
Lease liability	8,190	-
	15,617	11,483
Deferred tax liabilities:
Mineral properties, plant and equipment, exploration and evaluation	(12,533)	(13,004)
Mexican special mining duty	(3,282)	(4,782)
Other	(8,472)	(5,130)
	(24,287)	(22,916)
Deferred tax liabilities, net	$(8,670)	$(11,433)

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

	Note	December 31, 2019	December 31, 2018
Deferred tax liability, opening		$11,433	$7,972
Acquisition of mines	6	-	3,617
Deferred tax recovery charged to earnings during the year		(2,823)	(65)
Other		60	(91)
Deferred tax liability, closing		$8,670	$11,433

The Company's unrecognized tax losses, deductible temporary differences, and tax credits at December 31, 2019 and 2018, are as follows:

	December 31, 2019	December 31, 2018
Non-capital losses	$116,601	$114,700
Mineral properties, plant and equipment, exploration and evaluation	38,082	328
Share issuance costs	2,826	4,422
Provision for reclamation and closure	11,329	-
Other	5,709	-
	$174,547	$119,450

c)	Non-capital losses

At December 31, 2019, the Company had losses for income tax purposes in Canada, US and Mexico of $31,197 (December 31, 2018 - $47,728), $20,241 (December 31, 2018 - $9,810) and $84,250 (December 31, 2018 - $71,113), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2026 through to 2039, the US losses, if not utilized, will expire beginning 2020 through 2039, and the Mexican losses, if not utilized, will expire 2020 through to 2029.

23.	LOSS PER SHARE

Year ended December 31, 2019				Year ended December 31, 2018			Year ended December 31, 2017
	Loss for the period	Weighted average shares outstanding	Loss per share	Loss for the period	Weighted average shares outstanding	Loss per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$(136,223)	84,872,767	$(1.61)	$(14,044)	68,456,434	$(0.21)	$11,898	39,409,369	$0.30
Effect of dilutive securities:
Share options	-	-	-	-	-	-	-	172,570	-
Warrants	-	-	-	-	-	-	-	275,304	-
Diluted EPS	$(136,223)	84,872,767	$(1.61)	$(14,044)	68,456,434	$(0.21)	$11,898	39,857,243	$0.30

At December 31, 2019, 3,194,790 (December 31, 2018 and 2017 - 3,023,502 and 2,134,850, respectively) share options were outstanding, of which 3,194,790 were anti-dilutive (December 31, 2018 and 2017 - 3,023,502 and 1,723,584, respectively).

At December 31, 2019, share purchase warrants that entitle the holders to purchase 9,838,159 (December 31, 2018 and 2017 - 9,838,159 and 5,851,000, respectively) common shares were outstanding, of which 9,838,159 (December 31, 2018 and 2017 - 9,838,159 and 5,851,000) were anti-dilutive.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

24.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

As at December 31, 2019, the Company held $16,529 of cash (December 31, 2018 and 2017 - $21,928 and $31,474, respectively) and $38 of cash equivalents (December 31, 2018 and 2017 - $50 and $nil, respectively). Of the cash balance, $8,389 (December 31, 2018 and 2017 - $nil) relates to funds limited for the use of FCMI leach pad expansion (note 16).

Significant non-cash transactions were as follows:

	Years ended December 31,
	Note	2019	2018	2017
Shares issued on finalization of loan facility agreement	16	$675	$-	$-
Shares issued to settle other financial liability	19	-	676	-
Fair value of Coeur shares received in disposal of property	7	-	18,782	-
		$675	$19,458	$-

25.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2019 and 2018, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 12), share purchase warrants (note 18), and lease liabilities (note 15).

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan, equipment loan, and other financial liability approximate their fair value due to their short-term nature.

At December 31, 2019 and 2018, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 18) and the derivative liability, which are a Level 2 fair value measurements.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2019 or 2018. At December 31, 2019 and 2018, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy.

Zero cost collars

During the year ended December 31, 2019, the Company held option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2019, 4,000 put options and 30,000 call options were settled resulting in a derivative loss of $3,689 (years ended December 31, 2018 and 2017 - gain of $878 and $6, respectively).

At December 31, 2019, the fair value of the derivative asset of $nil (December 31, 2018 - $nil) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

There were no gold option contracts outstanding at December 31, 2019 and 2018.

Forward sales contracts

During the year ended December 31, 2019, a total of 14,000 gold ounces were place under forward contracts with a weighted average price of $1,307 per gold ounce. Gold ounces were delivered into the contracts resulting in a realized loss of $115.

During the year ended December 31, 2018, upon acquisition of Rye Patch (note 6), the Company assumed fixed price gold forward sales contracts with MBL covering 127,371 gold ounces to be settled through 2021. The contracts were treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9. At the Closing Date, the forward sales contracts were valued and determined to be a derivative liability of $9,674.

During the year ended December 31, 2018:

•	113,199 ounces were financially settled resulting in a realized gain of $2,886; and,
•	14,172 ounces were delivered into the contracts resulting in a realized gain of $674.

At December 31, 2019, the Company had nil fixed price gold forward sales contracts (December 31, 2018 - nil).

Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in the US and Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2019 and 2018, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Cash and cash equivalents only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31, 2019	December 31, 2018
Canadian dollar net monetary liabilities	$(822)	$(1,042)
Mexican peso net monetary assets	3,549	5,628
	$2,727	$4,586

The effect on earnings before income tax at December 31, 2019, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $273 (December 31, 2018 - $459) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2019.

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 28.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

v.	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents are exposed to low interest rate risk as they are held in fixed interest rate bank accounts.

The Company’s interest expense on the Loan Facility is exposed to interest rate risk as the variable portion is based on the greater of LIBOR or 2% (note 16).

The Company does not enter into derivative contracts, interest rate swaps or other instruments to actively manage these risks.

26.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2019, 2018 and 2017, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

Key management compensation includes:

Years ended December 31,
	2019	2018	2017
Salaries and benefits	$753	$1,136	$1,065
Bonuses	47	100	387
Share-based payments (recovery) expense	(56)	328	476
Termination benefits	-	470	385
	$744	$2,034	$2,313

27.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties.

	December 31, 2019	December 31, 2018	December 31, 2017
Equity	$118,611	$254,224	$196,585
Lease liabilities	39,384	-	-
Loan facility	14,109	-	-
Equipment loans payable	1,343	4,535	-
Other financial liability	2,500	2,441	-
	175,947	261,200	196,585
Less: Cash and cash equivalents	(16,567)	(21,978)	(31,474)
Less: Short-term investments	-	-	(20,082)
	$159,380	$239,222	$145,029

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2019, the Company was subject to externally imposed capital requirements (note 16).

At December 31, 2018 and 2017, the Company was not subject to externally imposed capital requirements.

28.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2019, are as follows:

	Note	Total	Less than 1 year	1 - 3 years	4 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	13	$29,457	$29,457	$-	$-	$-
Lease liabilities	15	48,911	9,842	30,345	8,724	-
Loan facility	16	15,000	-	15,000	-	-
Equipment loan payable	14	1,311	583	728	-	-
Other financial liability	19	2,500	-	2,500	-	-
Interest payments on loan facility		2,980	1,525	1,455	-	-
Interest payments on equipment financing		132	90	42	-	-
Interest payments on other financial liability		888	226	662	-	-
		101,179	41,723	50,732	8,724	-
Commitments
Future operating commitments (1) (2)		5,945	5,601	344	-	-
Provision for site reclamation and closure (3)		36,708	-	-	-	36,708
Other provisions (4)		1,420	1,420	-	-	-
		44,073	7,021	344	-	36,708
Total financial liabilities and commitments		$145,252	$48,744	$51,076	$8,724	$36,708

(1)

The future operating commitments of the Company are mainly due to the cyanide contract with Cyanco Company LLC (“Cyanco”). A four-year contract with Cyanco was signed effective October 6, 2016, which includes a requirement of purchasing a minimum volume of 5,000,000 pounds per year. Operating commitments also include leases for the office premises.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)

Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine and of the Florida Canyon Mine. The undiscounted amounts are $6,104 and $30,604, respectively.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal de Mexico, S.A. de C.V. (“Peal”) contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2019, this obligation was determined to be $1,420.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Peal Arbitration

During February 2019, Peal de Mexico, S.A. de C.V. gave notice of the termination of the mining agreement between Peal and Molimentales dated September 17, 2009, as amended (the “Peal Agreement”). Peal also entered into an arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Agreement. Peal filed its demand with the arbitral tribunal on December 3, 2019, and Molimentales filed its answer to the demand and a counterclaim with the arbitral tribunal on December 19, 2019. On January 10, 2020, Peal filed its answer to the counterclaim with the arbitral tribunal. The Company has accrued all expenses, including demobilization costs, based on the actual costs incurred. Peal has also claimed a termination penalty of $20,000. The Company has not accrued this amount as it does not believe there is basis for the claim regarding the termination penalty in the Peal Agreement. No additional liability has been recognized in the consolidated financial statements. As a result of the pending sale of San Francisco (note 30), the Peal arbitration will transfer to the buyer.

Maverix Arbitration

During July 2019, the Company received formal notice from Maverix Metals Inc., a 3.25% royalty holder of the Florida Canyon Mine, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. On November 22, 2019, the Company reached a settlement agreement with Maverix regarding the disputed royalty payments. The agreement clarified the definition of the allowable deductions in calculating the royalty, reduces the royalty amount to 3.25% to 3.0% and provides for a one-time payment by the Company to Maverix of $300 which is payable either in cash or shares within one year of closing. At December 31, 2019, the payment was outstanding.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company (note 6). The plaintiff brought the claim in the Supreme Court of British Columbia pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. On August 9, 2019, the Company filed their Response to the Notice of Civil Claim, denying all of the allegations and on October 1, 2019, the parties attended a case planning conference. On October 22, 2019, the plaintiff filed an amendment to the Notice of Civil Claim dropping certain allegations and adding an allegation of insider trading against the Company to their claim. The certification hearing is scheduled to occur during April 2020. The Company and its counsel have reviewed the claim and the amendments to the claim and the outcome is not determinable at this time. Accordingly, no additional liability has been recognized in the consolidated financial statements.

29.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments: the Florida Canyon Mine located in the US, and the San Francisco Mine and Ana Paula Project located in Mexico.

Other consists primarily of the Company’s corporate assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on (loss) earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the Florida Canyon Mine and San Francisco Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

		Year ended December 31, 2019
Segment results	Note	Florida Canyon Mine	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues		$61,014	$50,527	$-	$-	$111,541
Production costs		(55,280)	(49,810)	-	-	(105,090)
Depreciation and depletion		(5,344)	(3,826)	-	-	(9,170)
Corporate and administrative expenses		-	(1,669)	-	(5,258)	(6,927)
Exploration expense		-	-	(842)	-	(842)
Loss on sale of asset		(783)	-	-	-	(783)
Impairment of assets	5, 9, 11	(2,254)	(44,096)	(74,798)	(3,000)	(124,148)
Loss from operations		$(2,647)	$(48,874)	$(75,640)	$(8,258)	$(135,419)
Capital expenditures		$9,764	$1,320	$3,985	$-	$15,069

		Year ended December 31, 2018
Segment results		Florida Canyon Mine	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues		$37,340	$67,187	$-	$-	$104,527
Production costs		(33,425)	(68,838)	-	-	(102,263)
Depreciation and depletion		(1,425)	(7,175)	-	-	(8,600)
Corporate and administrative expenses		-	(1,667)	-	(10,667)	(12,334)
Loss on sale of asset		-	-	-	(1,589)	(1,589)
Impairment of asset	5, 11	-	-	-	(8,963)	(8,963)
Earnings (loss) from operations		$2,490	$(10,493)	$-	$(21,219)	$(29,222)
Capital expenditures		$2,406	$11,341	$15,759	$19	$29,525

	Year ended December 31, 2017
Segment results	Florida Canyon Mine	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues	$-	$105,162	$-	$-	$105,162
Production costs	-	(69,818)	-	-	(69,818)
Depreciation and depletion	-	(4,641)	-	-	(4,641)
Corporate and administrative expenses	-	(2,047)	-	(6,590)	(8,637)
Earnings (loss) from operations	$-	$28,656	$-	$(6,590)	$22,066
Capital expenditures	$-	$20,909	$17,256	$163	$38,328

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(In thousands of United States dollars, except where noted)

Segment assets and liabilities	Florida Canyon Mine	San Francisco Mine	Ana Paula Project	Other	Total
As at December 31, 2019
Total assets	$168,882	$34,355	$36,842	$11,205	$251,284
Total liabilities	$86,374	$24,127	$2,272	$19,900	$132,673
As at December 31, 2018
Total assets	$138,980	$91,763	$109,496	$8,047	$348,286
Total liabilities	$50,669	$37,586	$1,771	$4,036	$94,062

During the years ended December 31, 2019, 2018 and 2017, the Company had sales agreements with five, five, and three customers, respectively. The percentage breakdown of metal revenues by customer is as follows:

	Years ended December 31,
	2019	2018	2017
Customer A	63%	59%	94%
Customer B	33%	36%	-
Other	4%	5%	6%
Total	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, all of which are derived in the Unites States and Mexico, for the years ended December 31, 2019, 2018 and 2017, are as follows:

	Years ended December 31,
	2019	2018	2017
Gold	$110,768	$103,838	$104,510
Silver by-product	773	689	652
	$111,541	$104,527	$105,162

30.	EVENTS AFTER THE REPORTING PERIOD

On March 6, 2020, the Company announced that it has entered into a definitive share purchase agreement with Magna Gold Corp. (“Magna”), to sell its wholly-owned subsidiary, Molimentales del Noroeste S.A. de C.V, which owns a 100% interest in the San Francisco Mine and the surrounding mineral concessions. Under the terms of the share purchase agreement, Alio will receive as consideration 9,740,000 common shares of Magna, representing approximately 19.9% of the issued and outstanding common shares of Magna, and $5,000 in cash or a 1% net smelter royalty, due to Alio within twelve months of closing of the transaction.